Exhibit 12.1
National Oilwell Varco, Inc.
Ratio of Earnings to Fixed Charges
(In millions, except for ratios)

	Years Ended December 31,
	2007		2006		2005		2004		2003
Income from continuing operations before income taxes and minority interest	$2,028.9		$1,049.2		$430.0		$138.9		$121.8
Add:
Fixed charges (see below)	95.2		82.1		73.6		46.2		47.5

Earnings before provision for taxes and fixed charges	2,124.1		1,131.3		503.6		185.1		169.3

Estimated interest within rental expense	44.9		33.4		20.7		7.8		8.6

Interest expense on indebtedness	50.3		48.7		52.9		38.4		38.9

Total fixed charges	95.2		82.1		73.6		46.2		47.5

Ratio of earnings to fixed charges	22.3	x	13.8	x	6.8	x	4.0	x	3.6	x